March 27, 2024
BY EDGAR AND
OVERNIGHT DELIVERY

Re:	Bowflex Inc.
Registration Statement on Form S-1
File No. 333-274051
Division of Corporation Finance
Office of Manufacturing
Attn: Sarah Sidwell
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Ladies and Gentlemen:
On August 17, 2023, Bowflex Inc. (f/k/a Nautilus, Inc.), a Washington corporation (the “Company”), filed Registration Statement No. 333-274051 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement.
On March 4, 2024, the Company and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code 11 U.S.C. §§ 101-1532 in the United States Bankruptcy Court for the District of New Jersey, thereby commencing chapter 11 cases for the Company Parties (the “Chapter 11 Cases”). In light of the Chapter 11 Cases, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
We ask that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.
Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Amy Bowler of Holland & Hart LLP, counsel to the Company, at (303) 290-1086.

Sincerely, BOWFLEX INC.

By:	/s/ Aina E. Konold

Name: Aina E. Konold Title: Chief Financial Officer
cc: Amy Bowler, Holland & Hart LLP